Exhibit 99.1

DHX MEDIA TO REPORT ITS FISCAL 2017 FOURTH QUARTER AND

YEAR-END RESULTS ON SEPTEMBER 28, 2017

Halifax, NS – 21 September 2017 – DHX Media (or the “Company”) (TSX: DHX.A, DHX.B, NASDAQ: DHXM), a leading global children’s content and brands company, will report its Fiscal 2017 fourth quarter and year-end results before market opens on Thursday, September 28, 2017.

DHX Media’s senior management will host a live audio webcast and conference call for analysts and investors at 8:00 a.m. ET on September 28, 2017 to discuss the Company’s results. Media are welcome to listen in.

Live audio webcast and conference call:

Interested parties may watch the live audio webcast with presentation at: https://edge.media-server.com/m6/p/xyosdpz8. The webcast will be archived at this link for 30 days following the event.

To listen by phone, please call +1(844) 492-6042 toll-free or +1(478) 219-0838 internationally and reference conference ID 89138824. Please allow 10 minutes to be connected to the conference call.  The presentation for the call will also be posted to the Investor Relations section of the Company’s website, at: http://www.dhxmedia.com/investors/.

The audio and transcript will also be permanently archived on the Company’s website beginning approximately two days following the event.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9YD, UK +44 020-8563-6400

About DHX Media
DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children’s content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world’s foremost producers of children’s shows, DHX Media owns the world’s largest independent library of children’s content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children’s channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the timing of the Company’s release of financial results and the business strategies and operational activities of DHX Media and results therefrom. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the SEC. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 380 West 5th Avenue Vancouver, BC V5Y 1J5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9YD, UK +44 020-8563-6400